Exhibit 99.1

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
ANNOUNCEMENT
RESULTS OF SPECIAL GENERAL MEETING
HELD ON 10TH FEBRUARY, 2006

The Board is pleased to announce that the Ordinary Resolutions relating to (i) the Continuing Connected Transactions and the relevant caps on the relevant Continuing Connected Transactions for the three financial years ending 31st December, 2008, and (ii) the Financial Assistance were duly passed by the Shareholders by way of poll at the Special General Meeting held on 10th February, 2006. The Board also announces that the ordinary resolution for the re-election of Mr. Qi as a Director was also duly passed by the Shareholders by a show of hands at the Special General Meeting. All Shareholders are eligible to vote on the ordinary resolutions relating to the Continuing Connected Transactions, the Financial Assistance and the re-election of Mr. Qi under the Listing Rules.
Reference is made to the announcement made by the Company dated 16th December, 2005 relating to certain continuing connected transactions and the provision of financial assistance to/by connected persons (collectively the “Transactions”) and the circular issued by the Company dated 23rd January, 2006 relating to the Transactions and the re-election of Mr. Qi as a Director (the “Circular”). Unless otherwise defined, terms used herein shall have the same meanings as in the Circular.
The Board is pleased to announce that the Ordinary Resolutions relating to (i) the Continuing Connected Transactions and the relevant caps on the relevant Continuing Connected Transactions for the three financial years ending 31st December, 2008, and (ii) the Financial Assistance were duly passed by the Shareholders by way of poll at the Special General Meeting held on 10th February, 2006. The poll results are as follows:

Number of votes (approximate %)
	Poll results in respect of the Ordinary Resolutions		For	Against
1	(a)	To confirm and approve the entering into of the Framework Agreements dated 16th December, 2005 in respect of the Continuing Connected Transactions to be entered into between the Company and its subsidiaries and connected persons of the Company and to approve the entering into of the Continuing Connected Transactions pursuant to the Framework Agreements;	2,241,972,569 (99.9971%)	65,900 (0.0029%)

	(b)	Subject to the passing of resolution numbered 1(a), to approve the proposed annual caps of the Continuing Connected Transactions; and	2,241,988,469 (99.9978%)	50,000 (0.0022%)

	(c)	Subject to the passing of resolutions numbered 1(a) and (b), to authorise the Directors to take such actions and to enter into such documents as are necessary to give effect to the Continuing Connected Transactions.	2,241,985,869 (99.9977%)	52,600 (0.0023%)

2	(a)	To confirm and approve the guarantee agreement dated 16th December, 2005 between Shenyang XingYuanDong Automobile Component Co., Ltd. and Shenyang Brilliance JinBei Automobile Co., Ltd. in relation to the provision of cross guarantee for banking facilities of the other party up to RMB350 million for a period of one year from 1st January, 2006 to 31st December, 2006 and to authorise the Directors to take such actions as are necessary to give effect to the cross guarantee; and	2,242,015,869 (99.9990%)	22,600 (0.0010%)

	(b)	To confirm and approve the guarantee agreement dated 16th December, 2005 between Shenyang XingYuanDong Automobile Component Co., Ltd. and Shenyang JinBei Automotive Company Limited in relation to the provision of cross guarantee for banking facilities of the other party up to RMB385 million for a period of one year from 1st January, 2006 to 31st December, 2006 and to authorise the Directors to take such actions as are necessary to give effect to the cross guarantee.	2,241,985,869 (99.9977%)	52,600 (0.0023%)
As at the date of the Special General Meeting, the number of issued Shares of the Company was 3,668,390,900 Shares, which was also the total number of Shares entitling Shareholders to attend and vote for or against the Ordinary Resolutions in respect of the Continuing Connected Transactions and the Financial Assistance. All Shareholders are eligible to vote on the Ordinary Resolutions under the Listing Rules.
The Board also announces that the ordinary resolution for re-election of Mr. Qi as a Director was also duly passed by all the Shareholders attending and voting at the Special General Meeting by a show of hands at the Special General Meeting.
Computershare Hong Kong Investor Services Limited, the branch share registrar of the Company in Hong Kong, acted as scrutineers for the vote-taking at the Special General Meeting.
As at the date of this announcement, the Board comprises five executive directors, Mr. Wu Xiao An (also known as Mr. Ng Siu On), Mr. Qi Yumin, Mr. He Guohua, Mr. Wang Shiping and Mr. Lei Xiaoyang; one non-executive director, Mr. Wu Yong Cun; and three independent non-executive directors, Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo.

By order of the Board Brilliance China Automotive Holdings Limited Wu Xiao An (also known as Ng Siu On) Chairman
Hong Kong, 10th February, 2006

*	for identification purposes only